Exhibit 99.1

Proposed Registered Secondary Public Offering of

American Depositary Shares by Certain Pre-IPO Shareholders of I-Mab

SHANGHAI, China, and GAITHERSBURG, MD., February 5, 2021 – I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel biologics, today announced the commencement of a proposed registered underwritten public offering by certain pre-IPO shareholders (the “Selling Shareholders”) of American depositary shares (the “ADSs”), each ten (10) ADSs representing twenty-three (23) ordinary shares of the Company. The Selling Shareholders propose to offer an aggregate of 3,283,950 ADSs (the “ADS Offering”). The Selling Shareholders will also grant the underwriters a 30-day option to purchase up to 492,590 additional ADSs.

The Company will not receive any proceeds from the sale of the ADSs by the Selling Shareholders.

BofA Securities, Inc., Piper Sandler & Co. and Cantor Fitzgerald & Co. act as joint bookrunners for the ADS Offering.

The ADS Offering is being made only by means of a prospectus supplement and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2021, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement dated February 5, 2021 are available on the SEC website at: http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained by contacting BofA Securities, Inc., Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, or by emailing dg.prospectus_requests@bofa.com; Piper Sandler & Co., Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, by telephone: (800) 747-3924, or by email: prospectus@psc.com; and Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About I-Mab

I-Mab (Nasdaq: IMAB) is an innovation-driven global biotech company focusing on discovery, development and soon commercialization of novel and highly differentiated biologics in immuno-oncology therapeutic area. The Company’s mission is to bring transformational medicines to patients around the world through drug innovation. I-Mab’s globally competitive pipeline of more than 15 clinical and pre-clinical stage drug candidates is driven by its internal R&D capability and global licensing partnerships, based on the Company’s unique Fast-to-Proof-of-Concept and Fast-to-Market pipeline development strategies. The Company is now rapidly progressing from a clinical stage biotech company to a fully integrated global biopharmaceutical company with cutting-edge global R&D capabilities, a world-class GMP manufacturing facility and commercialization capability. I-Mab has established its global footprint in Shanghai (headquarters), Beijing, Hangzhou and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://ir.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter and WeChat.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in I-Mab’s filings with the SEC. All information provided in this press release is as of the date of this press release, and I-Mab does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

I-Mab

Jielun Zhu, CFO

E-mail: jielun.zhu@i-mabbiopharma.com

Office line: +86 21 6057 8000

Gigi Feng, Chief Communication Officer

E-mail: gigi.feng@i-mabbiopharma.com

Office line: +86 21 6057 8000

Investor Inquiries:

The Piacente Group, Inc.

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: +86 21 6039 8363

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